EXHIBIT 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements of Labarge, Inc. on Forms S-8 (Nos. 333-108537, 333-53583, and 33-51330) of our report dated January 16, 2004 with respect to the consolidated financial statements of Braddock Holdings, LLC for the years ended December 28, 2003 and December 29, 2002, our report dated January 18, 2003 with respect to the consolidated financial statements of Braddock Holdings, LLC pertaining to the period from September 15, 2001 through December 29, 2001, and our reported dated March 22, 2004 with respect to the financial statements of Contraves, Inc. pertaining to the period January 1, 2001 through September 14, 2001 included in this Form 8-K, as amended, of Labarge, Inc.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

April 22, 2004